UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Avantair, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value

(Title of Class of Securities)

03979E100

(CUSIP Number)

BHP Partners LLC

2300 South Archer Avenue

Chicago, IL 60616

(312) 842-6889

Attention: Fred B. Barbara

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

William Haddad, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 335-4500

February 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SEC 1746 (12-91)

CUSIP No. 03979E100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BHP Partners LLC EIN# 20-3622568
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

756,426
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

756,426

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

756,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.00%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 03979E100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fred B. Barbara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

756,426
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

756,426

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

756,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.00%
14	TYPE OF REPORTING PERSON

IN

Schedule 13D

This statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Avantair, Inc., a Delaware corporation, formerly known as Ardent Acquisition Corp. (the “Company”). This Schedule 13D is being filed jointly by each of BHP Partners LLC and Fred B. Barbara (each, a “Reporting Person” and together, the “Reporting Persons”).

Item 1.         Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive officers of the Company are located at 4311 General Howard Drive, Clearwater, Florida 33762.

Item 2.         Identity and Background

(a) This statement is being filed by BHP Partners LLC, an Illinois limited liability company. This statement is also being filed by Fred B. Barbara, the sole manager of BHP Partners LLC, who has the sole authority to dispose of the shares of Common Stock held by BHP Partners LLC and its members Fred B. Barbara, Sebastian Pallimbo and Edward Heil who each own one-third of BHP Partners LLC. As such, Fred B. Barbara may be deemed to control, directly or indirectly, BHP Partners LLC, and to beneficially own the shares of Common Stock being reported on this statement by the Reporting Persons. To the extent the shares of Common Stock are held by Sebastian Pallimbo and Edward Heil through BHP Partners LLC, Mr. Barbara disclaims the beneficial ownership of such shares.

(b) The business address of BHP Partners LLC is 2300 South Archer Avenue, Chicago, Illinois 60616. The business address of Fred B. Barbara is c/o BHP Partners LLC, 2300 South Archer Avenue, Chicago, Illinois 60616.

(c) Fred B. Barbara is the sole manager of BHP Partners LLC. Mr. Barbara is an investor. The Company’s principal business is the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. The Company’s address is 4311 General Howard Drive, Clearwater, Florida 33762.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BHP Partners LLC is a limited liability company organized under the laws of Illinois. Fred B. Barbara, the sole manager of BHP Partners LLC, is a U.S. citizen.

Item 3.         Source and Amount of Funds or Other Consideration

On February 22, 2007, the Company acquired (the “Acquisition”) all of the outstanding shares of Avantair, Inc., a Nevada corporation, from the Reporting Persons and certain other selling stockholders in exchange for an aggregate of 6,684,822 shares of Company common stock (collectively, the “Sellers”) pursuant to a Stock Purchase Agreement, dated October 2, 2006, as amended by that certain Amendment to the Stock Purchase Agreement, dated December 15, 2006 (collectively, the “Stock Purchase Agreement”), the forms of which are listed as Exhibit 1 and Exhibit 2 hereto. The Acquisition consideration received by the Sellers consisted of 6,684,822 shares of Common Stock, of which 756,426 shares were issued to the Reporting Persons.

Item 4.         Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or warrants to purchase shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

In addition, under the Stock Purchase Agreement, the Sellers, which include the Reporting Persons, have a contingent right to acquire additional shares of Common Stock (collectively, the “Contingent Shares”) as follows:

•

At the end of the fiscal year ending June 30, 2007, the Company will calculate (based on its annual audited consolidated financial statements for such fiscal year) its net income or loss, plus (i) interest expense, (ii) total taxes paid or payable, and (iii) depreciation and amortization expense, all as determined on a consolidated basis in accordance with generally accepted accounting principles (except, for the purposes of this calculation, any revenues generated by the Company with respect to sales of aircraft (or interests therein) and the associated costs shall be treated as recognized in the fiscal year of sale and not amortized over a period of several years). If this calculated amount, which is sometimes referred to as Cash EBITDA, is greater than $6,000,000 for the fiscal year ending June 30, 2007, the Company will issue an aggregate of 954,975 shares of Common Stock to the Sellers.

•

At the end of the fiscal year ending June 30, 2008, the Company will calculate (based on its annual audited consolidated financial statements for such fiscal year) Cash EBITDA. If Cash EBITDA is greater than $20,000,000 for the fiscal year ending June 30, 2008, the Company will issue an aggregate of 4,774,873 shares of Common Stock to the Sellers.

•

If at any time after the closing of the acquisition but prior to February 23, 2009, the closing trading price on the Over-the-Counter Bulletin Board (or on a national securities market on which the Company’s shares of Common Stock are then quoted for trading) of the shares of Common Stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share, then the Company will issue an additional aggregate of 4,774,873 shares of Common Stock to the Sellers.

In the event that, at any time following the closing and prior to February 23, 2009, the Company consummates a merger or similar transaction with a third party which results in a change of control of the Company, or consummates a sale of all or substantially all of the Company’s assets, in each case for aggregate consideration equal to at least the product of (x) $8.50 and (y) the aggregate number of shares of Common Stock issued and outstanding after giving effect to the issuance to the Sellers of all shares of Common Stock under the Stock Purchase Agreement (including all deferred payments) and full exercise or conversion of all of warrants, options and other convertible securities exercisable for or convertible into Common Stock then outstanding, then the Company shall issue to the Sellers a number of shares of Common Stock equal to the maximum amount of the deferred payments which could be issued to the Sellers under the Stock Purchase Agreement with respect to each fiscal year ending June 30, 2007 and 2008 which has not yet been completed, and assuming the trading price of the Common Stock had satisfied the criteria for the issuance of deferred payments.

The Reporting Persons have the right to acquire approximately 11.32% of any Contingent Shares described above which are issued to the Sellers.

Other than as set forth herein, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the following:

(a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c) A sale or transfer of a material amount of assets of the Company;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Any other material changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to those enumerated above.

Item 5.         Interest in Securities of the Issuer

(a)	The Reporting Persons together are the beneficial owners of 756,426 shares of Common Stock. This constitutes approximately 5.00% of the shares of Common Stock outstanding.

The percentage ownership of the Reporting Persons in the Company’s capital stock is based on 15,084,822 issued and outstanding shares of Common Stock according to information provided by the Company to the Reporting Persons.

(b)	The responses of the Reporting Persons to Items (7) through (11) of pages 2 and 3 hereto are incorporated herein by reference.

(c)	The Reporting Persons have not effected any transactions in shares of Common Stock during the past sixty days other than as described in Item 3 of this Schedule 13D.

(d)	Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 22, 2007, the Reporting Persons, along with certain other stockholders of the Company, entered into a Stockholders Agreement with the Company (the “Stockholders Agreement”) which is listed as Exhibit 3 hereto, in which the Reporting Persons agreed not to transfer, sell, assign, pledge or otherwise dispose of 756,426 of the shares of Common Stock they received at the closing of the Acquisition, other than certain permitted transfers to relatives, affiliates, family trusts and the like. Subject to securities laws, these restrictions lapse with respect to one-third of the shares of Common Stock held by the Reporting Persons for every six months following the closing of the Acquisition.

Under the Stockholders Agreement, the Reporting Persons have also agreed to designate certain individuals for election to the Company’s board of directors and to vote for such individuals. The Company’s initial stockholders shall have the right to designate three directors, who shall initially be Barry J. Gordon (who shall also be elected non-executive Chairman of the Company’s Board of Directors), Arthur H. Goldberg and Stephanie A. Cuskley. Two of the Company’s initial stockholders’ designees must qualify as “independent” directors under applicable securities laws and applicable market exchange rules. The Sellers shall have the right to designate four directors, who shall initially be Steven Santo, John Waters, A. Clinton Allen and Robert J. Lepofsky. Two of the designees of the Sellers’ stockholders (including the designee who is subject to Company’s consent) must also qualify as an independent directors. Except as set forth above, the respective rights of the initial stockholders of the Company and the Sellers will terminate on the later of 60 days following the date on which the Company files its Form 10-K with respect to the fiscal year ending June 30, 2008, and the date on which each group beneficially owns (on a collective basis) less than 50% of the percentage of the Company’s common stock that they beneficially own (on a collective basis) immediately following the closing of the Acquisition.

Item 7.        Material to be Filed as Exhibits

The following materials are filed as Exhibits to the Statement:

EXHIBIT 1:	Stock Purchase Agreement (filed as Annex A to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

EXHIBIT 2:	Amendment to Stock Purchase Agreement (filed as Annex C to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

EXHIBIT 3:	Stockholders Agreement (filed as Annex G to the Schedule 14A filed with the Securities and Exchange Commission by the Company on February 1, 2007, and incorporated herein by reference).

EXHIBIT 4:	Joint Filing Agreement, dated the date hereof, among BHP Partners LLC and Fred B. Barbara.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2007	BHP Partners LLC

	By:	/s/ Fred B. Barbara
	Name:	Fred B. Barbara
	Title:	Manager

Dated: March 5, 2007	/s/ Fred B. Barbara
Fred B. Barbara